Chunghwa Telecom

January 09, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2014

1)	Sales volume (NT$ Thousand)

Period	Items	2014	2013	Changes	%
Dec	Net sales	21,126,897	20,757,368	(+)369,529	(+)1.78%

Jan-Dec	Net sales	226,685,650	227,981,307	(-)1,295,657	(-)0.57%

b Trading purpose : None